Exhibit 99.1

CNH Industrial and Evogene Subsidiary Announce Ongoing Collaboration for the
Development of a Mechanized Harvesting Solution for Castor Beans

- The collaboration, initiated two years ago, focuses on developing a customized combine for the efficient, large-scale harvesting of castor beans in Latin America -

Rehovot, Israel – December 15, 2014 - Evogene Ltd. (NYSE, TASE: EVGN) and CNH Industrial Latin America Ltda., a subsidiary of CNH Industrial N.V. (NYSE, MI: CNHI), announce today the ongoing cooperation between CNH Industrial and Evofuel Ltd., Evogene’s wholly-owned subsidiary. This cooperation involves the development of an efficient, easy-to-adopt combine solution for the large-scale harvesting of Evofuel castor bean varieties in Latin America. The collaboration between CNH Industrial and Evofuel was initiated in 2012 and has recently been extended for an additional year.

Currently in its prototype phase, the final product, when released, will come to market under the Case IH brand. Case IH is a brand of CNH Industrial which globally produces agricultural machinery including tractors, combine harvesters, sugar cane, coffee and cotton harvesters, planters and sprayers.

The availability of a combine for castor bean harvesting is a key factor for the large-scale adoption of castor as a sustainable and economically viable crop. The collaboration between the two companies is set to introduce a customised solution based on adaptations to CNH Industrial’s brands’ existing grain combine harvesters, including one pass reaping and threshing. The prototype combine is custom-designed to harvest Evofuel proprietary dwarf castor varieties that are uniquely suitable for mechanized harvest.

"The market opportunity of castor beans as a sustainable and economically viable feedstock alternative for the growing biofuel market is substantial, and addresses one of the world’s most significant challenges of fuel dependency. Currently however, the available seed varieties and the requirement to harvest castor beans by hand have been major roadblocks to the large-scale adoption of castor beans as a sustainable and economically viable crop for this purpose," said Corrado Mida, Business Development Director of CNH Industrial Latin America.

"Through our joint work with CNH Industrial, we are addressing the significant hurdles in this field, showcasing the company’s innovative approach to farming equipment and the advanced breeding capabilities of Evofuel to develop a proprietary castor seed variety designed to meet the requirements for large scale, mechanized commercialization," commented Assaf Oron, General Manager of Evofuel.

Recently over 200 acres of pre-commercial testing fields of Evofuel proprietary castor varieties were harvested in northeast Brazil using a prototype of CNH's custom-made combine solution.  These pre-commercial activities also included validation by BioOleo, a leading crusher in Brazil, confirming that the grain harvested meets customer requirements for the down-stream industrial process.

The collaboration is set to support additional pre-commercial harvesting activities planned to take place in Brazil in 2015 as Evofuel progresses towards commercial availability of its proprietary castor bean varieties, expected to take place during 2016.

About CNH Industrial:
CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

About Evofuel Ltd.:
Evofuel is engaged in the development and commercialization of high yielding castor seeds as a cost-competitive, sustainable, and second-generation feedstock for the growing biofuel market. It has built its castor genetic assets based on a broad collection of over 300 castor lines from over 40 different geographic and climatic regions. As part of its development process, Evofuel applies advanced breeding methods utilizing cutting-edge plant genomics capabilities together with agro-technique expertise to enable efficient and sustainable large-scale production of castor. Initially established in 2007 as a division within Evogene Ltd. (TASE: EVGN), Evofuel was spun out as a wholly owned subsidiary in 2012. For additional information, please visit Evofuel's website at: www.evo-fuel.com

About Evogene Ltd:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com and www.evo-fuel.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +972-54-2288039
karen.mazor@evogene.com